

March 31, 2021

Lawrence Kenyon
President, Chief Executive Officer and Chief Financial Officer
Outlook Therapeutics, Inc.
4260 U.S. Route 1
Monmouth Junction, New Jersey 08852

> **Re: Outlook Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 26, 2021**
> **File No. 333-254778**

Dear Mr. Kenyon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yoon-jee Kim - Cooley LLP